Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Kingsway announces the sale of Zephyr Insurance Company, Inc.

            TORONTO, Sept. 9 /CNW/ - (TSX: KFS, NYSE: KFS) Kingsway Financial
Services Inc. ("Kingsway" or "Company") today announced that it has entered into a definitive agreement to sell Zephyr Insurance Company, Inc. ("Zephyr")
to Zephyr Acquisition Company ("ZAC"), an acquisition vehicle of Ocean Harbor
Holding Inc. and MP Holdings LLC, a Hawaiian based investor group. The transaction is expected to be completed during the fourth quarter of 2009 subject to the receipt of regulatory approvals.
            Zephyr is a specialty property insurance company founded specifically to protect Hawaii homeowners and residents from catastrophic loss due to hurricanes. For the first six months of 2009, Zephyr had gross premiums written of approximately US$36 million, or 7% of the premiums of the Kingsway group of companies, and produced an underwriting profit.
            Kingsway anticipates receiving initial gross proceeds from the transaction of $31.5 million U.S., plus a contingent, deferred earn-out amount.
            Piper Jaffray & Co. is acting as the exclusive financial advisor and
Cassels Brock & Blackwell LLP is acting as legal counsel to Kingsway.
            de Jonge LLC and FL Advisors, LLC are acting as the financial advisors and Joseph Jacobs, George Matlock and Sullivan & Worchester LLP are acting as legal counsel to ZAC.

            About the Company

            Kingsway focuses on non-standard automobile insurance in North America.
Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating to reduce overhead and strengthen its competitive position. The
Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial Services Inc. are listed on the Toronto
Stock Exchange and the New York Stock Exchange, under the trading symbol
"KFS".

            Forward-Looking Statements

            This press release includes forward-looking statements that are subject to risks and uncertainties. These statements related to future events or future performance and reflect management's current expectations and assumptions. The words "anticipate", "expect", "believe", "may", "should",
"estimate", "project", "intend", "forecast" or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Kingsway's securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov or Kingsway's website at
www.kingsway-financial.com. Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
            %SEDAR: 00003152E          %CIK: 0001072627

            /For further information: /
            (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 11:31e 09-SEP-09